Exhibit 23.8

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment No. 1 to Form S-4 No. 333-252450) and related Prospectus of Aytu BioScience, Inc. for the registration of 5.6 million shares of its common stock and to the incorporation by reference therein of our report dated January 3, 2020, with respect to the abbreviated financial statements of the Pediatrics Product Portfolio of Cerecor Inc. as of September 30, 2019 and December 31, 2018 and for the nine months ended September 30, 2019 and for the year ended December 31, 2018, included in Aytu Bioscience, Inc.’s Current Report on Form 8-K/A dated January 10, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland

February 8, 2021